Exhibit 99.1

SMX Advances Development of its Scientific Intelligence,

an AI-Powered Platform Intended to Create a Comprehensive Codex for Chemical Agents, Additives and Supplements

New scientific intelligence platform aims to bridge AI-powered material discovery with real-world industrial verification, accelerate R&D and support global standards for certified recycled plastics.

New York, New York, November 10, 2026 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW) (“SMX” or the “Company”), a provider of molecular marking and blockchain-backed digital infrastructure, today announced that it is developing SMX Scientific Intelligence (“SMX SCI”), an AI-powered material exploration platform designed to establish what the Company envisions as a comprehensive scientific codex for chemical agents, additives and supplements used in material identification, marking, tracking and product enhancement.

SMX SCI is intended to provide a new scientific intelligence capability combining artificial intelligence with SMX’s accumulated scientific knowledge and industrial experience to accelerate the identification, evaluation and optimisation of materials for real-world applications.

The platform is being developed to support SMX’s internal research and development activities, shorten response times to client requirements and strengthen the scientific foundation underlying its global Digital Material Passport and Plastic Passport strategies.

Bridging AI Material Discovery with Real-World Industrial Applications

The Company believes that artificial intelligence is increasingly transforming material science through accelerated discovery, material design, predictive manufacturing, digital twins and scientific optimisation.

However, a challenge remains in extending these capabilities beyond the laboratory and into industrial environments, where materials undergo manufacturing, distribution, use, recovery, recycling and reuse.

SMX’s broader technology infrastructure is designed to address this challenge by providing materials with a persistent physical identity linked to trusted digital records, enabling their characteristics, provenance and lifecycle information to remain verifiable throughout industrial processes.

SMX SCI is intended to complement this infrastructure by connecting AI-powered scientific intelligence with SMX’s physical marking and digital verification capabilities, helping bridge the gap between material discovery and industrial execution.

Together, these capabilities are designed to support a framework in which materials can be authenticated, machine-readable, digitally connected and evaluated throughout their lifecycle.

A New Scientific Intelligence Layer for Material Exploration

SMX SCI is designed to bring together material characteristics, chemical properties, manufacturing conditions, intended applications, production requirements, testing methodologies, regulatory frameworks and scientific knowledge within a unified AI-powered environment.

By analysing these interconnected parameters, the platform aims to identify and assess suitable chemical agents, molecular markers, additives and supplementary materials for specific industrial applications, including opportunities to enhance or upgrade existing material products.

For marking applications, SMX SCI is intended to support the identification of suitable materials capable of enabling persistent physical identification and tracking throughout manufacturing, processing, recycling and multiple material lifecycles.

By accelerating early-stage material identification and screening, SMX SCI aims to reduce laboratory workload, shorten R&D timelines and enable technical teams to concentrate physical testing on the most promising candidates.

This capability is also expected to improve SMX’s responsiveness to client requirements, reducing the time required to assess technical feasibility, identify suitable marking solutions and progress potential applications toward laboratory validation.

Integrating Regulatory Intelligence and Material Compatibility

A key capability of SMX SCI is its intended integration of regulatory and material compatibility assessments into the scientific selection process.

The platform is designed to evaluate potential chemical agents, additives and other candidate materials against the technical, manufacturing and regulatory requirements of their intended applications and markets.

By incorporating these considerations at an earlier stage of material development, SMX SCI aims to identify potential compatibility or regulatory constraints before significant laboratory resources are committed.

This approach is intended to support companies operating across multiple regulatory jurisdictions, including Japan, Australia, Singapore, the European Union, Canada and the United States, where material composition, chemical suitability, manufacturing requirements and product compliance can vary considerably.

SMX SCI is designed to support scientific and regulatory screening, while final material suitability and compliance determinations will continue to require appropriate testing, validation and applicable regulatory review.

Building Global Plastic Passport Standards and an AI-Enabled Circularity Marketplace

The Company is working to make SMX SCI a key component of its broader strategy to digitalise the global plastics ecosystem and to help establish trusted standards for certified, graded recycled plastics, which standards have not yet been agreed upon or adopted. By combining AI-powered scientific intelligence with SMX’s molecular marking and Digital Material Passport infrastructure, the Company aims to strengthen material identification, verification and lifecycle traceability, with the goal of creating a trusted foundation for global circular material trade.

Beyond material verification, SMX envisions AI playing an increasingly important role in the creation, management and trading of its planned Plastic Circularity Credits. By analysing verified recycling data, material characteristics, regulatory requirements and market demand, AI-enabled capabilities could support credit eligibility assessments, improve price discovery and connect buyers with suitable certified recycled materials and associated Plastic Circularity Credits.

This integration is intended to support a more intelligent global marketplace, helping manufacturers, brands and other market participants identify verified recycled material supply, assess circularity opportunities and meet purchasing and sustainability objectives. If adoption grows, AI-driven market intelligence could enhance trading efficiency, improve market transparency and support demand for Plastic Circularity Credits, which could create additional commercial opportunities across SMX’s digital ecosystem.

Together, these capabilities advance SMX’s vision of transforming verified recycled plastics into traceable, graded and commercially tradable assets, supported by trusted physical identity, digital records and AI-powered market intelligence.

From Material Identity to Lifecycle Intelligence and Digital Assets

SMX’s broader vision extends beyond identifying materials at a single point in time toward establishing a persistent framework of material identity, data and lifecycle intelligence. Under this framework, physical materials can be connected to digital records containing information about their composition, purity, quality, provenance and environmental performance.

As materials progress through production, manufacturing, distribution, use, recovery and recycling, additional verified information can be associated with their digital records, creating an evolving history of the material throughout its lifecycle.

This approach is intended to support a progression from material identity to material memory, trusted data, lifecycle intelligence and digital asset representation.

Through its Digital Material Passport infrastructure, SMX aims to enable verified materials to become eligible, where applicable, for tokenisation, environmental credit mechanisms and trusted digital commerce.

SMX SCI is intended to contribute to this framework by strengthening the scientific intelligence supporting material selection, marking compatibility and material optimisation.

Together, these capabilities support SMX’s longer-term vision of transforming physical materials from static industrial products into verifiable assets capable of generating trusted information and supporting new commercial and financial applications.

From Internal Scientific Capability to a New Commercial Revenue Stream

SMX currently plans to introduce SMX SCI into its internal operations during the first quarter of 2027, with the platform expected to become fully operational during the second quarter of 2027, subject to the successful completion of development and testing.

The initial deployment will focus on supporting SMX’s own scientific and technical activities, accelerating material exploration, improving R&D efficiency and shortening response times to client requirements.

During the second quarter of 2027, SMX also intends to introduce a limited commercial edition of SMX SCI as a service, making selected capabilities available to potential customers worldwide.

The planned commercial offering represents a potential revenue stream for SMX, extending the Company’s technology portfolio beyond physical marking, verification and digital infrastructure into AI-enabled scientific intelligence services.

The initial offering is expected to support customers seeking more efficient material identification, additive selection, product enhancement and preliminary regulatory and compatibility assessments across major industrial markets.

Subject to successful development, validation and customer adoption, SMX SCI has the potential to evolve into a scalable scientific intelligence service supporting a broader range of material applications and industries.

Combining SMX Scientific Expertise with Advanced AI Capabilities

SMX SCI is being developed by SMX’s internal team in collaboration with specialised subcontractors engaged by the Company for the platform’s development.

The development combines expertise in AI agents, conversational AI, large language models and scientific data analysis with SMX’s accumulated knowledge of molecular marking, material science, industrial processes and practical project implementation.

By bringing together these capabilities, SMX aims to establish a proprietary scientific intelligence environment that can support material exploration, technical decision-making, product development and more efficient research and development.

The platform is intended to serve both as an internal scientific resource and as the foundation for a new generation of commercial services expected to be offered by SMX.

Advancing SMX’s Position as a Global Material Intelligence and Verification Platform

The development of SMX SCI represents a further step in SMX’s strategy to establish an integrated infrastructure connecting artificial intelligence, material science, persistent physical identity, digital verification and commercial applications.

While AI-powered material discovery can accelerate the development of new materials, SMX’s molecular marking technology and Digital Material Passport infrastructure are being designed to extend material intelligence into real-world industrial environments.

SMX SCI is intended to provide an additional scientific intelligence layer supporting the identification, evaluation and optimisation of the materials, markers and additives that enable this connection.

The Company’s broader infrastructure has potential applications across plastics, packaging, precious metals, electronics, semiconductors and other industrial materials, where persistent physical identity and trusted digital information can support authentication, traceability, quality verification and lifecycle management.

As industries transition toward certified recycled materials, circular supply chains and digital product passports, SMX believes the combination of scientific intelligence, persistent physical identification and digital traceability can provide an important foundation for the emerging global materials economy.

Through SMX SCI, the Company aims to extend its role from material identification and verification into AI-powered material intelligence, supporting the development of global standards while seeking to create new opportunities for commercial service revenues.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “envision,” “estimate,” “expect,” “forecast,” “intend,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include, for example: statements regarding the development, capabilities, deployment timeline, internal use and commercialization of SMX SCI, including the planned introduction of SMX SCI into internal operations in the first quarter of 2027 and the planned launch of a limited commercial edition in the second quarter of 2027; the potential for SMX SCI to reduce laboratory workload, shorten research and development timelines and generate revenue; the development of global standards for certified recycled plastics and Digital Material Passports; the creation, management, trading and demand for Plastic Circularity Credits and the tokenisation of materials; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations, including laws and regulations governing artificial intelligence, chemical substances, environmental claims, environmental credits and digital assets; the risk that SMX SCI does not perform as intended, produces inaccurate or unreliable outputs, or is not completed, deployed or commercialized on the anticipated timeline or at all; SMX’s reliance on third-party subcontractors and AI technologies, including large language models, that it does not control; the risk that standards for certified recycled plastics or a market for Plastic Circularity Credits do not develop as anticipated or at all; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; uncertainty resulting from political, social and geopolitical conditions, disruptions resulting from new and ongoing hostilities between Israel and the Palestinians, Iran and other neighboring countries; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described under “Risk Factors” in SMX’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and in SMX’s other filings from time to time with the Securities and Exchange Commission.